Filed Pursuant to Rule 424(b)(2)
Registration No. 333-210785

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell the securities and it is not soliciting an offer to buy the securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion,

Preliminary Prospectus Supplement dated April 28, 2016

PRELIMINARY PROSPECTUS SUPPLEMENT

(To Prospectus dated April 15, 2016)

52,000,000 Shares

AK Steel Holding Corporation

Common Stock

We are offering 52,000,000 shares of our common stock. Our shares of common stock are listed on the New York Stock Exchange under the symbol “AKS.” On April 27, 2016, the closing price for the shares of our common stock on the New York Stock Exchange was $4.96 per share.

We have granted the underwriters an option for a period of 30 days from the date of this prospectus supplement to purchase up to an additional 7,800,000 shares of our common stock at the public offering price, less underwriting discounts and commissions.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page S-7 of this prospectus supplement.

	Per share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that delivery of the shares of common stock will be made on or about                 , 2016.

Credit Suisse	Citigroup	Goldman, Sachs & Co.

BofA Merrill Lynch	Deutsche Bank Securities	J.P. Morgan	Wells Fargo Securities

Co-Managers
BTIG	Fifth Third Securities	ING

PNC Capital Markets LLC	Regions Securities LLC

                , 2016

S-i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

If the description of this offering or the common stock varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement. You should also read and consider the additional information under the captions “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus supplement.

The underwriters are offering to sell, and are seeking offers to buy, our common stock only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of our common stock in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Unless otherwise stated, or the context otherwise requires, references in this prospectus supplement to “we,” “us,” “our” and “the Company” are to AK Steel Holding Corporation (“AK Holding”) and its consolidated subsidiaries, including AK Steel Corporation (“AK Steel”). References to “our common stock” refer to shares of the common stock of AK Holding.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus supplement and the documents that are incorporated by reference herein that are based on our management’s beliefs and assumptions and on information available to our management at the time such statements were made. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “should” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in our forward-looking statements. You should not rely on any forward-looking statements. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	reduced selling prices, shipments and profits associated with a highly competitive and cyclical industry;

•	increased global steel production and imports;

•	changes in the cost of raw materials and energy;

S-ii

•	our significant amount of debt and other obligations;

•	severe financial hardship or bankruptcy of one or more of our major customers or key suppliers;

•	reduced demand in key product markets due to competition from aluminum or other alternatives to steel;

•	excess inventory of raw materials;

•	supply chain disruptions or poor quality of raw materials;

•	production disruption or reduced production levels;

•	our healthcare obligations;

•	our pension obligations;

•	not reaching new labor agreements on a timely basis;

•	major litigation, arbitrations, environmental issues and other contingencies;

•	regulatory compliance and changes;

•	climate change and greenhouse gas emission limitations;

•	conditions in the financial, credit, capital and banking markets;

•	our use of derivative contracts to hedge commodity pricing volatility;

•	potential permanent idling of facilities;

•	inability to fully realize benefits of margin enhancement initiatives; and

•	information technology security threats and cybercrime.

The risk factors discussed under “Risk Factors” in this prospectus supplement and under similar headings in our Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference into this prospectus supplement and the accompanying prospectus, could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. We expressly disclaim any obligation to update our forward-looking statements other than as required by law.

S-iii

SUMMARY

This summary does not include all information you should consider before investing in our common stock offered hereby. For a more complete understanding of our business and our common stock, we urge you to carefully read this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein in its entirety, including the sections entitled “Risk Factors,” “Forward-Looking Statements” and the financial statements and the related notes incorporated by reference herein.

Business Overview

We operate eight steelmaking and finishing plants, two coke plants and two tube manufacturing plants across six states—Indiana, Kentucky, Michigan, Ohio, Pennsylvania and West Virginia. These operations produce flat-rolled carbon, specialty stainless and electrical steels that we sell in sheet and strip form, and carbon and stainless steel that we finish into welded steel tubing. We also produce metallurgical coal through our AK Coal Resources, Inc. subsidiary. In addition, we operate trading companies in Mexico and Europe that buy and sell steel and steel products and other materials.

We sell flat-rolled carbon steel products, consisting of coated, cold-rolled and hot-rolled carbon steel products, primarily to automotive manufacturers and their suppliers, as well as to customers in the infrastructure and manufacturing market. The infrastructure and manufacturing market primarily includes electrical transmission, heating, ventilation and air conditioning equipment, and appliances. We also sell carbon steel products to distributors, service centers and converters, who may further process these products before reselling them. We sell our stainless steel products to manufacturers and their suppliers in the automotive industry, to manufacturers of food handling, chemical processing, pollution control and medical and health equipment and to distributors and service centers. We sell our electrical steel products in the infrastructure and manufacturing market primarily to manufacturers of power transmission and distribution transformers, both for new and replacement installation. We also sell electrical steel products to manufacturers of electrical motors and generators. We sell our carbon steel products principally to customers in the United States. We sell our electrical and stainless steel products both domestically and internationally. Our customer base is geographically diverse and there is no single country outside the United States where our sales are material compared to our total net sales.

In 2014, we acquired Severstal Dearborn, LLC (“Dearborn”). The assets acquired include integrated steelmaking assets located in Dearborn, Michigan, the Mountain State Carbon, LLC cokemaking facility located in Follansbee, West Virginia, and interests in joint ventures that process flat-rolled steel products.

For the twelve months ended March 31, 2016, we shipped approximately 7.0 million tons of steel products, and generated revenue of approximately $6.5 billion, net income (loss) attributable to AK Holding of $(216.3) million and adjusted EBITDA of $417.0 million. See “Summary Historical Financial and Operating Data” for a reconciliation of adjusted EBITDA to net income (loss).

For additional information, including information with respect to our customers, markets, properties and raw material needs, please refer to our Annual Report on Form 10-K for the year ended December 31, 2015 and subsequently filed Quarterly Report on Form 10-Q, which are incorporated by reference herein.

Additional information

AK Holding is incorporated under the laws of the State of Delaware. Its principal executive offices are located at 9227 Centre Pointe Drive, West Chester, Ohio 45069, and its telephone number at that address is (513) 425-5000. Our internet address is www.aksteel.com. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus supplement is not part of this prospectus supplement.

THE OFFERING

Shares of Common Stock Offered	52,000,000 shares.

Option to Purchase Additional Shares	7,800,000 shares.

Shares of Common Stock to be Outstanding Immediately after this Offering(1)	230,370,178 shares.

Use of Proceeds	We estimate that the proceeds from this offering will be approximately $245.3 million (or $282.3 million if the underwriters exercise their option to purchase additional shares in full), after deducting fees and estimated expenses (assuming an offering price of $4.96 per share, the closing price for our shares on April 27, 2016). We intend to use the net proceeds from this offering to repay outstanding borrowings under the Credit Facility, increasing liquidity and enhancing our balance sheet. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as agent under the Credit Facility and each of the underwriters or their affiliates are lenders under the Credit Facility and will receive a portion of the proceeds from this offering as a result of such repayment. Because Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and Deutsche Bank Securities Inc. or their affiliates are lenders under the Credit Facility who will each receive 5% or more of the net proceeds of the offering, each such underwriter is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Accordingly, this offering will be conducted in accordance with FINRA Rule 5121. See “Use of Proceeds” and “Underwriting (Conflicts of Interest)—Conflicts of Interest.”
New York Stock Exchange symbol	AKS

Risk Factors	Investing in our common stock offered hereby involves risks. You should carefully consider the risk factors set forth under “Risk Factors” beginning on page S-7 in this prospectus supplement and in our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as well as the other risks and uncertainties described in the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus, prior to making an investment in our common stock.

(1)	The number of shares of our common stock that will be outstanding after this offering, assuming no exercise of the underwriters’ option to purchase additional shares, is based on 178.4 million shares of our common stock outstanding as of April 25, 2016. As of April 25, 2016, we also had outstanding options to purchase approximately 3.8 million shares of common stock (of which options to purchase approximately 2.4 million shares were exercisable as of that date at a weighted average exercise price of $10.76). We also had outstanding approximately 1.5 million performance shares as of April 25, 2016, which could result in the issuance of a maximum of approximately 2.2 million shares if certain performance criteria are achieved, and approximately 0.8 million restricted stock units outstanding. Additionally, 37.5 million shares of our common stock have been reserved for issuance upon conversion of the Exchangeable Notes.

Unless otherwise indicated, all information in this prospectus supplement assumes the underwriters’ option to purchase additional shares has not been exercised.

SUMMARY HISTORICAL FINANCIAL AND OPERATING DATA

The following summary historical consolidated financial data as of March 31, 2016 and for the three months ended March 31, 2016 and 2015 has been derived from our unaudited condensed consolidated financial statements, and the summary historical consolidated financial data as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015 has been derived from our audited consolidated financial statements, and all such financial statements are incorporated by reference in this prospectus supplement. The summary historical consolidated financial data as of March 31, 2015 has been derived from our unaudited condensed consolidated financial statements and our summary historical consolidated balance sheet data as of December 31, 2013 has been derived from our audited consolidated financial statements, which are not included or incorporated by reference in this prospectus supplement.

This information is only a summary. You should read the data set forth in the table below in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes as of and for the three months ended March 31, 2016 and 2015 and our audited consolidated financial statements and the accompanying notes as of December 31, 2015 and 2014 and for each of the years in the three-year period ended December 31, 2015, which are incorporated by reference herein, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” set forth in our Annual Report on Form 10-K for the year ended December 31, 2015 and Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, each of which is incorporated by reference in this prospectus supplement.

The following information (other than balance sheet data) for the twelve months ended March 31, 2016 was derived by adding our results for the three months ended March 31, 2016 to our results for the year ended December 31, 2015, and then deducting from it our results for the three months ended March 31, 2015.

	Year Ended December 31,			Three Months Ended March 31,		Twelve Months Ended March 31, 2016
	2013	2014	2015	2015	2016
				(unaudited)		(unaudited)
(dollars in millions, except per share and per ton data)
Net sales	$5,570.4	$6,505.7	$6,692.9	$1,750.9	$1,518.8	$6,460.8
Costs of products sold (exclusive of items shown separately below)	5,107.8	6,007.7	6,032.0	1,608.6	1,365.5	5,788.9
Selling and administrative expenses (exclusive of items shown separately below)	205.3	247.2	261.9	69.2	63.5	256.2
Depreciation	190.1	201.9	216.0	55.4	53.7	214.3
Pension and OPEB expense (income) (exclusive of corridor charge shown below)	(68.6)	(92.5)	(63.0)	(16.1)	(11.9)	(58.8)
Pension and OPEB net corridor charge	—	2.0	131.2	—	—	131.2
Charge for facility idling	—	—	28.1	—	—	28.1

Total operating costs	5,434.6	6,366.3	6,606.2	1,717.1	1,470.8	6,359.9

Operating profit	135.8	139.4	86.7	33.8	48.0	100.9
Interest expense	127.4	144.7	173.0	43.9	42.8	171.9
Impairment of Magnetation investment	—	—	(256.3)	(256.3)	—	—
Impairment of AFSG investment	—	—	(41.6)	—	—	(41.6)
Other income (expense)	(1.4)	(21.1)	1.4	(16.7)	(0.7)	17.4

	Year Ended December 31,			Three Months Ended March 31,		Twelve Months Ended March 31, 2016
	2013	2014	2015	2015	2016
				(unaudited)		(unaudited)
(dollars in millions, except per share and per ton data)
Income (loss) before income taxes	7.0	(26.4)	(382.8)	(283.1)	4.5	(95.2)
Income tax expense (benefit)	(10.4)	7.7	63.4	7.7	0.1	55.8

Net income (loss)	17.4	(34.1)	(446.2)	(290.8)	4.4	(151.0)
Less: Net income (loss) attributable to noncontrolling interests	64.2	62.8	62.8	15.5	18.0	65.3

Net income (loss) attributable to AK Holding	$(46.8)	$(96.9)	$(509.0)	$(306.3)	$(13.6)	$(216.3)

Basic and diluted earnings per share:
Net income (loss) per share attributable to AK Holding’s common stockholders	$(0.34)	$(0.65)	$(2.86)	$(1.72)	$(0.08)	$(1.22)

Other financial and cash flow data:
Capital investments	$(63.6)	$(81.1)	$(99.0)	$(28.3)	$(28.8)	$(99.5)
Net cash flows from operating activities	(110.2)	(322.8)	200.3	(2.7)	136.7	339.7
Net cash flows from investing activities	(98.5)	(857.8)	(47.5)	(33.9)	(28.9)	(42.5)
Net cash flows from financing activities	27.0	1,205.5	(166.4)	55.8	(51.4)	(273.6)
Balance sheet data (as of period end):
Cash and cash equivalents	$45.3	$70.2	$56.6	$89.4	$113.0	$113.0
Working capital(1)	372.2	832.8	763.6	884.9	750.7	750.7
Total assets(1)	3,579.1	4,828.0	4,084.4	4,527.1	3,987.3	3,987.3
Current portion of long-term debt	0.8	—	—	—	—	—
Long-term debt (excluding current portion)(1)	1,479.6	2,422.0	2,354.1	2,499.6	2,336.4	2,336.4
Current portion of pension and postretirement benefit obligations	85.9	55.6	77.7	55.1	78.4	78.4
Pension and other postretirement benefit obligations (excluding current portion)	965.4	1,225.3	1,146.9	1,201.1	1,132.4	1,132.4
Total equity (deficit)	192.7	(77.0)	(595.6)	(392.9)	(611.6)	(611.6)
Other data (unaudited):
Amortization(2)	$9.9	$9.1	$8.4	$4.4	$2.0	$6.0
Adjusted EBITDA(3)	$255.0	$280.2	$393.4	$57.5	$81.1	$417.0
Total shipments (in thousands of tons)	5,275.9	6,132.7	7,089.2	1,750.5	1,658.2	6,996.9
Average selling price per ton	$1,056	$1,058	$942	$999	$914	$921
Adjusted EBITDA per ton	$48	$46	$55	$33	$49	$60

(1)	Our balance sheet data as of December 31, 2013 and 2014 and as of March 31, 2015 have been conformed to the presentation for the classification of deferred tax assets as of December 31, 2015 of $69.6 million, $67.7 million and $64.1 million, and debt issuance costs of $26.6 million, $30.5 million and $29.2 million.

(2)	Amortization excludes amounts that are included in interest expense.

(3)	In certain of our disclosures in this prospectus supplement, we have presented adjusted EBITDA to exclude the effects of noncontrolling interests, pension and other postretirement employee benefit (“OPEB”) net corridor charges, impairment charges for our investments in Magnetation LLC (“Magnetation”) and AFSG Holdings, Inc. (“AFSG”), charges for temporarily idling facilities and acquisition-related expenses of Dearborn. We have made these adjustments because we believe that they enhance the understanding of our financial results. We believe that reporting adjusted EBITDA with these items excluded more clearly reflects our current operating results and provides investors with a better understanding of our overall financial performance.

EBITDA is an acronym for earnings before interest, taxes, depreciation and amortization. It is a metric that is sometimes used to compare the results of different companies by removing the effects of different factors that might otherwise make comparisons inaccurate or inappropriate. For purposes of this prospectus supplement, we have made adjustments to EBITDA to exclude the effect of noncontrolling interests, pension and OPEB net corridor charges, impairment charges for our investments in Magnetation and AFSG, charges for temporarily idling facilities and the acquisition-related expenses of Dearborn. The adjusted results, although not financial measures under generally accepted accounting principles in the United States (“GAAP”) and not identically applied by other companies, facilitate the ability to analyze our financial results in relation to those of our competitors and to our prior financial performance by excluding items that otherwise would distort the comparison. Adjusted EBITDA is not, however, intended as an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP and is not necessarily comparable to similarly titled measures used by other companies.

We recognize in our results of operations, as a corridor adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants’ life expectancy. The need for a corridor charge is considered at any remeasurement date, but has historically only been recorded in the fourth quarter at the time of the annual remeasurement. After excluding the corridor charge, the remaining pension and OPEB expenses included in the non-GAAP measure are comparable to the accounting for pension and OPEB expenses on a GAAP basis in the first three quarters of the year and we believe this is useful to investors in analyzing our results on a quarter-to-quarter basis, as well as analyzing our results on a year-to-year basis. As a result of the corridor method of accounting, our subsequent financial results on both a GAAP and a non-GAAP basis do not contain any amortization of prior period actuarial gains or losses that exceeded the corridor threshold because those amounts were immediately recognized as a corridor adjustment in the period incurred. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when we perform a valuation. The two most significant of those assumptions are the discount rate we use to value projected plan obligations and the rate of return on plan assets. In addition, changes in other actuarial assumptions and the degree by which the unrealized gains or losses are within the corridor threshold before remeasurement will affect the corridor adjustment calculation. The effect of prevailing interest rates on the discount rate as of the December 31 measurement date and actual return on plan assets compared to the expected return will have a significant impact on our year-end liability, corridor adjustment and following year’s expense for these benefit plans. For example, the pension/OPEB net corridor charge for 2015 was driven by actuarial losses caused primarily by (i) the net effect of the difference between the expected return on assets of 7.25% ($198.4 million) and the actual loss on assets of 3.4% ($93.6 million) (netting to a loss of $292.0 million), partially offset by (ii) an increase in the discount rate assumption used to determine the current year pension liabilities from 3.82% at December 31, 2014 to 4.15% at December 31, 2015 (an actuarial gain of approximately $96.0 million) and (iii) changes in mortality assumptions (an actuarial gain of approximately $65.0 million). Also for example, the pension corridor charge for 2014 was driven by actuarial losses caused primarily by (i) a decrease in the discount rate assumption used to determine the current year pension liabilities from 4.53% at December 31, 2013 to 3.82% at December 31, 2014 (an actuarial loss of approximately $219.0 million) and (ii) changes in mortality assumptions (an actuarial loss of approximately $245.5 million), partially offset by (iii) the net effect of the difference between the expected return on assets of 7.25% ($202.8 million) and the actual return on assets of 9.3% ($257.8 million) (netting to a gain of $55.0 million).

We believe that the corridor method of accounting for pension and other postretirement obligations is rarely used by other publicly traded companies. However, because other companies use different approaches to recognize actuarial gains and losses, our resulting pension expense on a GAAP basis or a non-GAAP basis may not be comparable to other companies’ pension expense on a GAAP basis. Although the corridor charge reduces reported operating and net income, it does not affect our cash flows in the current period. However, we expect to ultimately settle the pension obligation in cash.

We believe that the above non-GAAP measures, when analyzed in conjunction with our GAAP results and the accompanying reconciliations, provide additional insight into the financial trends of our business versus the GAAP results alone. You should not rely on adjusted EBITDA as a substitute for any GAAP financial measure and we encourage you to review the following reconciliation of net income (loss) attributable to AK Holding to adjusted EBITDA.

	Year Ended December 31,			Three Months Ended March 31,		Twelve Months Ended March 31, 2016
	2013	2014	2015	2015	2016
				(unaudited)		(unaudited)
	(dollars in millions, except per ton data)
Net income (loss) attributable to AK Holding	$(46.8)	$(96.9)	$(509.0)	$(306.3)	$(13.6)	$(216.3)
Net income (loss) attributable to noncontrolling interests	64.2	62.8	62.8	15.5	18.0	65.3
Income tax expense (benefit)	(10.4)	7.7	63.4	7.7	0.1	55.8
Interest expense	127.4	144.7	173.0	43.9	42.8	171.9
Interest income	(1.1)	(0.7)	(1.3)	(0.3)	(0.3)	(1.3)
Depreciation	190.1	201.9	216.0	55.4	53.7	214.3
Amortization	9.9	9.1	8.4	4.4	2.0	6.0

EBITDA	333.3	328.6	13.3	(179.7)	102.7	295.7
Less: EBITDA of noncontrolling interests(a)	78.3	77.2	77.1	19.1	21.6	79.6
Pension and OPEB net corridor charge/settlement loss	—	5.5	131.2	—	—	131.2
Impairment of Magnetation investment	—	—	256.3	256.3	—	—
Impairment of AFSG investment	—	—	41.6	—	—	41.6
Charge for facility idling	—	—	28.1	—	—	28.1
Acquisition-related expenses	—	23.3	—	—	—	—

Adjusted EBITDA	$255.0	$280.2	$393.4	$57.5	$81.1	$417.0

Adjusted EBITDA per ton	$48	$46	$55	$33	$49	$60

(a)	The reconciliation of EBITDA of noncontrolling interests to net income attributable to noncontrolling interests is as follows:

	Year Ended December 31,			Three Months Ended March 31,		Twelve Months Ended March 31, 2016
	2013	2014	2015	2015	2016
				(unaudited)		(unaudited)
	(dollars in millions)
Net income attributable to noncontrolling interests	$64.2	$62.8	$62.8	$15.5	$18.0	$65.3
Depreciation	14.1	14.4	14.3	3.6	3.6	14.3

EBITDA of noncontrolling interests	$78.3	$77.2	$77.1	$19.1	$21.6	$79.6

RISK FACTORS

An investment in our common stock offered hereby involves significant risks. Prior to making a decision about investing in our common stock, and in consultation with your own financial and legal advisors, you should carefully consider, among other matters, the following risk factors, as well as those contained in our Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, as well as other risks and uncertainties described in the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks Relating to Our Common Stock and this Offering

•	The price of our common stock historically has been volatile. This volatility may affect the price at which you could sell our common stock, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. The market price for our common stock has varied in the twelve-month period ending on April 27, 2016 between a high of $5.93 on May 14, 2015 and a low of $1.64 on January 20, 2016. This volatility may affect the price at which you could sell our common stock, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. The market price of our common stock is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including the variations in our quarterly operating results from our expectations or those of securities analysts or investors; downward revisions in securities analysts’ estimates; and announcement by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments.

In addition, the sale of substantial amounts of our common stock could adversely impact its price. As of April 25, 2016, we had outstanding approximately 178.4 million shares of our common stock and options to purchase approximately 3.8 million shares of our common stock (of which approximately 2.4 million were exercisable as of that date). We also had outstanding approximately 1.5 million performance shares as of April 25, 2016, which could result in the issuance of a maximum of approximately 2.2 million shares if certain performance criteria are achieved, and approximately 0.8 million restricted stock units outstanding. Additionally, 37.5 million shares of our common stock have been reserved for issuance upon conversion of the Exchangeable Notes. The sale or the availability for sale of a large number of shares of our common stock in the public market could cause the price of our common stock to decline.

•	Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our common stock to decline. AK Holding is a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, AK Holding’s Board of Directors (our “Board of Directors”), or a committee thereof, has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock. The ability of our Board of Directors, or a committee thereof, to create and issue a new series of preferred stock and certain provisions of Delaware law and AK Holding’s restated certificate of incorporation (our “Certificate of Incorporation”) and by-laws (our “Bylaws”) could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock. See “Description of Capital Stock—Anti-takeover Effects of Provisions of our Certificate of Incorporation and Bylaws”

•	Our Board of Directors has decided to suspend dividends on our common stock until further notice. In July 2012, our Board of Directors decided to suspend the payment of dividends on our common stock to enhance our financial flexibility and further support capital needs for the business. We cannot assure you when, whether or at what level we will resume paying dividends on our common stock.

•	Risks associated with our ability to pay dividends on our common stock. AK Steel’s Credit Facility contains certain restrictive covenants with respect to our payment of dividends, which could affect our ability to pay dividends on our common stock.

•	If securities or industry research analysts do not publish or cease publishing research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, our share price and trading volume could decline. The trading market for our common stock relies in part on the research and reports that securities and industry research analysts publish about us, our industry, our competitors and our business. We do not have any control over these analysts. Our share price and trading volumes could decline if one or more securities or industry analysts downgrade our common stock, issue unfavorable commentary about us, our industry or our business, cease to cover our company or fail to regularly publish reports about us, our industry or our business.

For risks related to our business, please see Item 1A to our Annual Report on Form 10-K incorporated by reference herein.

USE OF PROCEEDS

We estimate that the proceeds from this offering will be approximately $245.3 million (or $282.3 million if the underwriters exercise their option to purchase additional shares in full), after deducting fees and estimated expenses (assuming an offering price of $4.96 per share, the closing price for our shares on April 27, 2016). We intend to use the net proceeds from this offering to repay outstanding borrowings under the Credit Facility.

An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as agent under the Credit Facility and each of the underwriters or their affiliates are lenders under the Credit Facility and will receive a portion of the proceeds from this offering as a result of such repayment. Because Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and Deutsche Bank Securities Inc. or their affiliates are lenders under the Credit Facility who will each receive 5% or more of the net proceeds of the offering, each such underwriter is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering will be conducted in accordance with FINRA Rule 5121. See “Underwriting (Conflicts of Interest)—Conflicts of Interest.”

Borrowings under the Credit Facility, which expires in March 2019, bear interest at the Base Rate (as defined herein) or, at AK Steel’s option, LIBOR (as defined herein), plus an additional interest rate margin that is determined by the average daily availability of borrowings under the Credit Facility. The additional interest rate margin for borrowings under the Tranche A Facility ranges from 0.50% to 1.00% per annum in the case of Base Rate borrowings and from 1.50% to 2.00% per annum in the case of LIBOR borrowings. For borrowings under the Tranche B Facility, the additional interest rate margin ranges from 1.75% to 2.25% per annum in the case of Base Rate borrowings and from 2.75% to 3.25% per annum in the case of LIBOR borrowings. In addition, AK Steel pays a commitment fee on the undrawn commitments under the Credit Facility from time to time according to the average daily balance of borrowings (which balance also includes outstanding letters of credit) under the Credit Facility during any month. This commitment fee on undrawn commitments applies at a rate of 0.375% per annum. See “Description of Certain Indebtedness—AK Steel’s Credit Facility.”

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2016 on an actual basis and on a pro forma basis to give effect to this offering and the application of the net proceeds as described under “Use of Proceeds,” and assumes no exercise of the underwriters’ option to purchase additional shares of our common stock:

	As of March 31, 2016(1)
	Actual	Pro Forma
(dollars in millions unless otherwise indicated)
Cash and cash equivalents(2)(3)	$113.0	$113.0

Short-term debt:
Current portion of long-term debt	$—	$—
Long-term debt (excluding current portions):
Credit Facility(3)	520.0	274.7
8.75% Senior Secured Notes due December 2018	380.0	380.0
5.00% Exchangeable Senior Notes due November 2019 (effective rate of 10.8%)	150.0	150.0
7.625% Senior Notes due May 2020	529.8	529.8
7.625% Senior Notes due October 2021	406.2	406.2
8.375% Senior Notes due April 2022	290.2	290.2
Industrial Revenue Bonds Due 2016 through 2030	99.3	99.3
Research and Innovation Center capital lease	9.6	9.6
Unamortized debt discount/premium and debt issuance costs	(48.7)	(48.7)

Total debt	$2,336.4	$2,091.1

Equity:
Preferred stock, authorized 25,000,000 shares	$—	$—
Common stock, authorized 300,000,000 shares of $.01 par value each (issued 178,924,901 shares on an actual basis; outstanding 178,377,287 shares on an actual basis)	1.8	2.3
Additional paid-in capital	2,268.8	2,513.6
Treasury stock, common shares at cost, 547,614 shares in 2016	(2.3)	(2.3)
Accumulated deficit	(3,070.6)	(3,070.6)
Accumulated other comprehensive income (loss)	(188.2)	(188.2)

Total AK Holding stockholders’ equity (deficit)	(990.5)	(745.2)
Noncontrolling interests	378.9	378.9

Total equity (deficit)	(611.6)	(366.3)

Total capitalization	$1,724.8	$1,724.8

(1)	Assumes the issuance and sale of 52,000,000 shares of our common stock at a price of $4.96 per share (the closing price on April 27, 2016).

(2)	Includes cash and cash equivalents of approximately $8.0 million related to variable interest entities, for their operation or for distribution to their equity owners.

(3)	As of April 25, 2016, AK Steel’s cash and cash equivalents and borrowings under the Credit Facility were approximately $101.5 million and $480.0 million, respectively.

PRICE RANGE OF COMMON STOCK AND DIVIDENDS

Our common stock is listed on the New York Stock Exchange. The following table sets forth the high and low intra-day sales prices per share of our common stock and the cash dividends paid per share for the periods indicated.

	High	Low	Cash dividend per share
2014:
First Quarter	$8.24	$5.79	$—
Second Quarter	$7.99	$5.97	$—
Third Quarter	$11.37	$7.98	$—
Fourth Quarter	$8.00	$5.08	$—
2015:
First Quarter	$6.17	$3.62	$—
Second Quarter	$5.93	$3.81	$—
Third Quarter	$3.93	$2.05	$—
Fourth Quarter	$3.25	$1.99	$—
2016:
First Quarter	$4.48	$1.64	$—
Second Quarter (through April 27, 2016)	$5.13	$4.09	$—

The last reported sale price of our common stock on the New York Stock Exchange on April 27, 2016 was $4.96 per share. As of April 25, 2016, there were 178,370,178 shares of our common stock outstanding.

As of April 25, 2016, we had 3,896 holders of record of our common stock.

In July 2012, we elected to suspend our dividend program to enhance our financial flexibility and further support the capital needs of our business.

AK Steel’s Credit Facility contains certain restrictive covenants with respect to our and our restricted subsidiaries’ payments of dividends. Under these covenants, dividends are permitted provided (i) availability under the Credit Facility exceeds $337.5 million or (ii) availability exceeds $262.5 million and AK Steel meets a fixed charge coverage ratio of 1.00 to 1.00 as of the most recently ended fiscal quarter. If AK Steel cannot meet either of these thresholds, dividends would be limited to $12.0 million annually. Currently, the availability under the Credit Facility exceeds $337.5 million. Accordingly, although we have elected to suspend our dividend program, there currently are no covenants that would restrict our ability to declare and pay a dividend to our stockholders.

DESCRIPTION OF CAPITAL STOCK

AK Holding’s authorized capital stock consists of 300,000,000 shares of common stock, par value $.01 per share and 25,000,000 shares of preferred stock, par value $1.00 per share. The following is a summary of all the material provisions of the common stock and the preferred stock, which we refer to as our common stock and preferred stock, respectively. This summary is subject to, and qualified in its entirety by, the provisions of our Certificate of Incorporation and our Bylaws and by applicable law. Our Certificate of Incorporation and our Bylaws have been incorporated by reference as exhibits to the registration statement of which this prospectus supplement forms a part, and we refer to them in this prospectus supplement as our Certificate of Incorporation and Bylaws, respectively. The summaries of these documents are qualified in their entirety by reference to the full text of the documents. AK Holding is a Delaware corporation and is subject to the Delaware General Corporation Law (the “DGCL”).

Common Stock

The holders of our common stock are entitled to one vote for each share on all matters voted on by the stockholders. The holders of our common stock do not have any conversion, redemption or preemptive rights. The holders of our common stock are entitled to dividends as declared by our Board of Directors. On liquidation, holders are entitled to receive, on a pro rata basis, all of our assets available for distribution to the holders of common stock. The rights and dividends upon liquidation may be junior to the rights of holders of any preferred stock.

Preferred Stock

As of the date hereof, there are no shares of our preferred stock outstanding. Our Board of Directors is authorized to provide for the issuance of an aggregate of 25,000,000 shares of preferred stock, in one or more series, and to fix for each series:

•	the designation and number of shares;

•	the dividend rights;

•	the dividend rate;

•	the voting rights;

•	the rights and terms of redemption (including sinking fund provisions);

•	the redemption price;

•	the liquidation preferences of any wholly unissued series of shares of preferred stock, or any or all of them;

•	whether the shares will be made convertible into, or exchangeable for, shares of any other class or classes or of any other series of the same class of our stock, and if made so, on what terms;

•	whether the issue of any additional shares of this series or any future series or any other class of stock will have any restrictions and, if so, the nature of these restrictions; and

•	any other designations, powers, preferences, rights, qualifications, limitations and restrictions as are permitted by the DGCL.

•	the rights and terms of redemption (including sinking fund provisions); and

•	the redemption price.

Dividend Rights

Under Delaware law, a corporation may pay dividends out of surplus or, if no surplus exists, out of net profits for the fiscal year in which the dividends are declared and/or of its preceding fiscal year. However, dividends may not be paid out of these net profits if the capital of the corporation is less than the aggregate amount of capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Dividends may be paid in cash, property or in shares of capital stock. Before declaring dividends, our Board of Directors can set aside funds for a reserve to meet contingencies, subject to the rights of preferred stockholders, if any. The holders of our common stock are entitled to dividends as declared by our Board of Directors.

Cumulative Voting and Other Rights

Cumulative voting permits a stockholder to cast as many votes in the election of directors for each share of stock held by him as there are directors to be elected and each stockholder may cast all his votes for a single candidate or distribute his votes among two or more candidates, as he chooses. Under Delaware law, cumulative voting is not permitted unless provided for by a specific provision in the certificate of incorporation. Our Certificate of Incorporation does not provide for cumulative voting.

Delaware law requires voting by separate classes only with respect to amendments to the certificate of incorporation that adversely affect the holders of those classes or that increase or decrease the aggregate number of authorized shares or the par value of the shares of any of those classes.

Repurchase of Stock

Under Delaware law, a corporation may repurchase or redeem its own stock only out of surplus and only if the capital of the corporation is not impaired or when such redemption would not impair capital. However, a corporation may redeem preferred stock out of capital if those shares will be retired upon redemption and the stated capital of the corporation is reduced pursuant to a resolution of its board of directors by the amount of capital represented by those shares.

Anti-takeover Effects of Provisions of our Certificate of Incorporation and Bylaws

We are a Delaware corporation, and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change in control would be beneficial to our existing stockholders. In addition, our Board of Directors, or a committee thereof, has the power, without stockholder approval, to designate the terms of one or more series of preferred stock and issue shares of preferred stock. The ability of our Board of Directors, or a committee thereof, to create and issue a new series of preferred stock and certain provisions of Delaware law and our Certificate of Incorporation and Bylaws could impede a merger, takeover or other business combination involving us or discourage a potential acquirer from making a tender offer for our common stock, which, under certain circumstances, could reduce the market price of our common stock.

Charter Amendments

Delaware law provides that the certificate of incorporation of a corporation may be amended upon adoption by the board of directors of a resolution setting forth the proposed amendment and declaring its advisability, followed by the favorable vote of the holders of a majority of the outstanding stock entitled to vote on the amendment. It also provides that a certificate of incorporation may require a greater vote for amendment than would otherwise be required under Delaware law. Subject to the requirements of Delaware law, the provisions of our Certificate of Incorporation may be amended by the affirmative vote of the holders of a majority of our outstanding common stock.

Bylaws and Regulations

Under Delaware law, the power to adopt, amend or repeal the bylaws is vested in the stockholders unless the certificate of incorporation vests this power in the directors. Vesting this power in the directors does not divest the stockholders of the power to adopt, alter or repeal the bylaws. Our Certificate of Incorporation expressly authorizes the adoption, amendment or repeal of our Bylaws by the affirmative vote of a majority of the whole Board of Directors at any regular or special meeting of our Board of Directors, or by unanimous written consent of the directors, or by the affirmative vote of the holders of record of a majority of the issued and outstanding shares of stock of the Corporation entitled to vote in respect thereof, given at an annual meeting or at any special meeting.

Board of Directors

Under our Bylaws, any director may resign at any time upon written notice and any or all of the directors may be removed with or without cause, by the holders of a majority of the shares of stock outstanding and entitled to vote for the election of directors. Board vacancies, whether caused by resignation, death, disqualification, removal, an increase in the authorized number of directors or otherwise, may be filled by the affirmative vote of a majority of the remaining directors or at a special meeting of the stockholders by the holders of shares entitled to vote for the election of directors.

Action without a Meeting; Right to Call Special Meeting of Stockholders

Delaware law provides that any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if the holders of stock having not less than the minimum number of votes otherwise required to approve the action consent in writing, unless otherwise provided in the certificate of incorporation. Our Bylaws do not alter the vote required.

Under Delaware law, special meetings of the stockholders may be called by a corporation’s board of directors or by those persons who are authorized by the corporation’s certificate of incorporation or bylaws. Our Bylaws provide that special meetings may be called by our Board of Directors or the Chief Executive Officer or upon the written request delivered to the Chief Executive Officer by stockholders holding together at least a majority of all of our shares entitled to vote at the meeting. No business other than that stated in the notice will be transacted at any special meeting; provided, however, that matters given by or at the direction of the Board of Directors or otherwise presented at the meeting by or at the direction of the Board of Directors may be presented. In addition, our chairman, in his or her sole discretion, may present, or accept for presentation, procedural matters.

These provisions may have the effect of delaying consideration of a stockholder proposal until the next annual meeting unless a special meeting is called by our board or our stockholders as described above.

Advance Notice Requirements for Nominations

Our Bylaws contain advance notice procedures with regard to stockholder proposals related to the nomination of candidates for election as directors. These procedures provide that notice of stockholder proposals related to stockholder nominations for the election of directors must be received by our corporate secretary, in the case of an annual meeting, by close of business on a date that is not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year’s annual meeting of stockholders. However, if the annual meeting is called for a date that is more than 30 days before or after that anniversary date, or where no annual meeting has been held within the past year, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the day on which notice of the date of the meeting was mailed or public disclosure of the date of the meeting was made, whichever occurs first.

No special meeting of stockholders shall be called for the purpose of removing or electing a director or directors or amending our Bylaws; provided, however, that a special meeting may be called for the purpose of removing a director for cause, as such term is defined under Delaware law, and, provided further that the cause alleged must be set forth in the request for the meeting.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth information related to the stockholder giving the notice and the beneficial owner (if any) on whose behalf the nomination is made, including:

•	a representation that such stockholder is a holder of record or beneficial owner of our stock entitled to vote at the meeting and the name and address, as they appear on our books, of such stockholder and any stockholder of record of the stockholder’s shares;

•	the class and number of shares of our stock that are owned of record and beneficially by such stockholder and owned by any stockholder of record of such stockholder’s shares, as of the date of the stockholder’s notice, and a representation that such stockholder shall notify us in writing of the number of such shares owned of record and beneficially as of the record date for the meeting promptly following the record date;

•	a description of any agreement, arrangement or understanding with respect to the nomination between or among such stockholder and any of its affiliates or associates, and any other person or persons (including their names), and a representation that the stockholder shall notify us in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the record date;

•	a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the notice by, or on behalf of, such shareholder, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such shareholder with respect to shares of our stock, and a representation that such shareholder shall notify us in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the record date;

•	a representation that such shareholder intends to appear in person or by proxy at the meeting to propose the nomination; and

•	a representation whether such shareholder intends or is part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the proposed nominee, and/or otherwise to solicit proxies from stockholders in support of the nomination.

As to each person whom the stockholder proposes to nominate for election as a director:

•	all information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act); and

•	the nominee’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

Advance Notice Requirements for Stockholder Proposals

Our Bylaws contain advance notice procedures with regard to stockholder proposals not related to director nominations. These notice procedures, in the case of an annual meeting of stockholders, are the same as the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by our corporate secretary.

A stockholder’s notice to our corporate secretary must be in proper written form and must set forth, as to each matter the stockholder and the beneficial owner (if any) proposes to bring before the meeting:

•	the business desired to be brought before the meeting;

•	the reasons for conducting such business at the meeting;

•	any material interest in such business of the stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and

•	all agreements, arrangements and understandings between or among the stockholder and beneficial owner, if any, and its or their affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such business, and a representation that the stockholder shall notify us in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the record date.

As to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made:

•	a representation that such stockholder is a holder of record or beneficial owner of our stock entitled to vote at the meeting and the name and address of such stockholder, and of such beneficial owner or stockholder of record of the shares owned by such stockholder, if any, as they appear on the Corporation’s books;

•	the class and number of shares of stock which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner or stockholder of record of the shares owned by such stockholder, if any, as of the date of the stockholder’s notice, and a representation that the stockholder shall notify us in writing of the number of such shares owned of record and beneficially as of the record date for the meeting promptly following the record date;

•	any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date the notice by, or on behalf of, such shareholder, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of such shareholder with respect to shares of our stock, and a representation that such shareholder shall notify us in writing of any such agreement, arrangement or understanding in effect as of the record date for the meeting promptly following the record date;

•	a representation that the stockholder giving the notice intends to appear in person or by proxy at the meeting to propose the matter; and

•	a representation as to whether the stockholder giving the notice intends or is part of a group that intends to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding capital stock required to approve or adopt the matter, and/or otherwise to solicit proxies from stockholders in support of such stockholder’s proposal or position.

Mergers and Consolidations

Under Delaware law, mergers or consolidations, other than so-called parent-subsidiary mergers, must be approved by the directors of each constituent corporation and adopted by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on the agreement, or by a greater vote if provided in the certificate of incorporation. Our Certificate of Incorporation does not alter the vote required. Under Delaware law, the separate vote of any class of shares is not required. Additionally, Delaware law provides that, unless its certificate of incorporation provides otherwise, no vote of the stockholders of the surviving corporation is required to approve the merger if:

•	the agreement of merger does not amend in any respect the corporation’s certificate of incorporation;

•	each share outstanding immediately prior to the effective date is to be an identical outstanding or treasury share of the surviving corporation after the effective date; and

•	the number of shares of the surviving corporation’s common stock to be issued in the merger plus the number of shares of common stock into which any other securities to be issued in the merger are initially convertible does not exceed 20% of its common stock outstanding immediately prior to the effective date of the merger.

Other Corporate Transactions

Delaware law requires a majority vote on disposition of all or substantially all of a corporation’s assets and on dissolutions, unless a greater vote is provided for in the certificate of incorporation. Our Certificate of Incorporation does not alter the vote required.

Loans to Officers and Directors

Delaware law permits a corporation to lend money to, or to guarantee an obligation of, an officer or other employee of the corporation or any subsidiary of the corporation, including an officer or employee who is also a director of the corporation or of its subsidiaries, whenever that loan or guarantee may, in the judgment of the directors, reasonably be expected to benefit the corporation. Delaware law generally does not impose liability on the directors who vote for or assent to the making of a loan to an officer, director, or stockholder.

Fiduciary Duties of Directors

Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its boards of directors. In exercising their powers, directors are charged with the fiduciary duties of loyalty and care. A party challenging the decision of a board of directors generally bears the burden of rebutting the applicability of the so-called “business judgment rule,” a presumption that, in making a business decision, directors acted on an informed basis, in good faith and in the honest belief that the action was taken in the best interests of the corporation, by demonstrating that, in reaching their decision, the directors breached one or more of their fiduciary duties. Unless this presumption is rebutted, the business judgment exercised by directors in making their decisions is not subject to judicial review. Where, however, the presumption is rebutted, and in some other circumstances, the directors bear the burden of demonstrating the entire fairness of the relevant transaction. In spite of the business judgment rule, Delaware courts may subject directors’ conduct to enhanced scrutiny in taking defensive actions in response to a threat to corporate control or approving a transaction resulting in a sale of control.

Liability of Directors

Subsection (b)(7) of Section 102 of the “DGCL, enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director’s fiduciary duty, except (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit. Our Certificate of Incorporation has eliminated the personal liability of our directors to the fullest extent permitted by law.

Indemnification of Directors and Officers

Subsection (a) of Section 145 of the DGCL (“Section 145”) empowers a corporation to indemnify any current or former director, officer, employee or agent of the corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer had no reasonable cause to believe his conduct was unlawful.

Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) or (b) or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided by, or granted pursuant to, Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

Article Seven of our Certificate of Incorporation states that we shall indemnify any person who was or is a party or is threatened to be made a party to, or testifies in, any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative in nature, by reason of the fact that such person is or was our director, officer or employee, or is or was serving at our request as a director, officer or employee of another corporation, partnership, joint venture, employee benefit plan, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, penalties amounts paid in settlement and other liabilities actually and reasonably incurred by such person in connection with such action, suit or proceeding to the fullest extent permitted by law, and we may adopt by-laws or enter into agreements with any such person for the purpose of providing such indemnification. We also enter into Indemnification Agreements with each Director, a form of which is incorporated by reference to our Annual Report on Form 10-K for the year ended December 31, 2015.

Delaware Business Combination Statute

Under Section 203 of the DGCL (“Section 203”), a corporation is prohibited from engaging in any business combination with a person who, together with his affiliates or associates, owns, or within a three-year period did own, 15% or more of the corporation’s voting stock, an interested stockholder, unless:

•	prior to the date on which the person became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder acquired 85% of the voting stock of the corporation, excluding specified shares, upon consummation of the transaction; or

•	on or after the date on which the person became an interested stockholder, the business combination is approved by the board of directors of the corporation and the affirmative vote, at an annual or special meeting and not by written consent, of at least two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder.

A business combination includes:

•	mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

•	particular transactions resulting in the issuance or transfer to an interested stockholder of any stock of the corporation or its subsidiaries; and

•	other transactions resulting in a disproportionate financial benefit to an interested stockholder.

Except as otherwise set forth in Section 203, an interested stockholder is defined to include:

•	any person that is the owner of 15% or more of the outstanding voting stock of the corporation; and

•	any person that is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination, or the affiliates and associates of any such person.

Our Certificate of Incorporation does not contain a provision by which we expressly elect not to be governed by Section 203. Our election to be subject to Section 203 may have positive or negative consequences, depending on the circumstances. Being subject to Section 203 may make it more difficult for a person who would be an interested stockholder to effect various business combinations with us for a three-year period. Section 203 also may have the effect of preventing changes in our management. Section 203 also could make it more difficult to accomplish transactions which our stockholders may otherwise deem to be in their best interests. The provisions of Section 203 may cause persons interested in acquiring us to negotiate in advance with our Board of Directors.

Listing

Our common stock is listed for trading on the New York Stock Exchange under the symbol “AKS.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Investor Services, LLC.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary, believed to be accurate, of the terms we consider material of the documents governing our material indebtedness, but reference is made to the actual documents governing such indebtedness, which have been filed with the SEC. All such summaries are qualified in their entirety by this reference. Additionally, capitalized terms used in this “Description of Certain Indebtedness” section but not otherwise defined, herein are as defined in the relevant document referenced. You should review such documents for a complete understanding of their terms and conditions. See “Where You Can Find More Information” and “Incorporation By Reference.”

AK Steel’s Credit Facility

AK Steel is the borrower under a $1.5 billion asset-based revolving credit facility with a group of lenders (the “Credit Facility”) that expires in March 2019 and is guaranteed by AK Steel’s direct parent company, AK Holding, and by AK Steel’s direct subsidiaries, AK Tube LLC and AK Steel Properties, Inc. The Credit Facility consists of a $1.45 billion asset-based revolving credit facility (the “Tranche A Facility”) and a $50.0 million “first-in, last-out” asset-based revolving credit facility (the “Tranche B Facility”), which Credit Facility is provided pursuant to that certain Amended and Restated Loan and Security Agreement, dated as of March 17, 2014 (as amended by that certain First Amendment to Amended and Restated Loan Agreement, dated as of September 16, 2014, the “Credit Agreement”). The Tranche A Facility includes a $100 million swingline subfacility and a $400 million letter of credit subfacility. The Tranche B Facility allows AK Steel to maximize its eligible collateral at higher advance rates. The commitments under the Credit Facility may be increased by up to $200.0 million at AK Steel’s request, subject to the terms and conditions set forth in the Credit Agreement. The Credit Facility contains affirmative and negative covenants including, without limitation, restrictions on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. Availability is calculated as the lesser of the total commitments under the Credit Facility and eligible collateral after advance rates, less outstanding revolver borrowings and letters of credit.

AK Steel’s obligations under the Credit Facility are secured by its inventory and accounts receivable, and availability under the Credit Facility fluctuates monthly based on the varying levels of eligible collateral. The Credit Facility requires maintenance of a minimum fixed charge coverage ratio of 1.00 to 1.00 during any period commencing on the day that availability under the Credit Facility is less than the greater of 10.0% of the aggregate amount of commitments or $150.0 million and continuing until availability under the Credit Facility has been greater than the greater of 10.0% of the aggregate amount of commitments or $150.0 million for the preceding 30 consecutive days.

Borrowings under the Credit Facility bear interest at the Base Rate or, at AK Steel’s option, LIBOR, plus an additional interest rate margin that is determined by the average daily availability of borrowings under the Credit Facility. The additional interest rate margin for borrowings under the Tranche A Facility ranges from 0.50% to 1.00% per annum in the case of Base Rate borrowings and from 1.50% to 2.00% per annum in the case of LIBOR borrowings. For borrowings under the Tranche B Facility, the additional interest rate margin ranges from 1.75% to 2.25% per annum in the case of Base Rate borrowings and from 2.75% to 3.25% per annum in the case of LIBOR borrowings. In addition, AK Steel pays a commitment fee on the undrawn commitments under the Credit Facility from time to time according to the average daily balance of borrowings (which balance also includes outstanding letters of credit) under the Credit Facility during any month. This commitment fee on undrawn commitments applies at a rate of 0.375% per annum. AK Steel uses the Credit Facility for working capital and other general corporate purposes and does not expect the Credit Facility’s restrictions to affect or limit its ability to conduct its business in the ordinary course. “Base Rate” means, for any day, a per annum rate equal to the greater of (a) the prime rate for such day; (b) the federal funds rate for such day, plus 0.50%; or (c) LIBOR for a 30-day interest period as determined on such day, plus 1.0%. “LIBOR” means, for any interest period, the per annum rate of interest determined two business days prior to commencement of such interest period, for a term equivalent to such interest period, equal to the London Interbank Offered Rate, or comparable or successor rate, as published on the applicable Reuters screen page (or other equivalent commercially available source). If the Board of Governors of the Federal Reserve System imposes a reserve percentage with respect to LIBOR deposits, then LIBOR shall be the foregoing rate, divided by 1 minus the reserve percentage.

Senior Secured Notes

AK Steel has outstanding $380.0 million aggregate principal amount of 8.75% Senior Secured Notes due December 2018 (the “Secured Notes”). AK Holding and AK Steel’s direct subsidiaries, AK Tube LLC and AK Steel Properties, Inc. (together, the “Subsidiary Guarantors”) fully and unconditionally, jointly and severally, guarantee the payment of interest, principal and premium, if any, on the Secured Notes. Substantially all property, plant and equipment of AK Steel and the Subsidiary Guarantors are pledged as collateral for the Secured Notes. The book value of such collateral as of March 31, 2016 was approximately $1.5 billion.

The indenture governing the Secured Notes (the “Secured Notes Indenture”) includes covenants with customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of liens by AK Steel and AK Holding’s other subsidiaries, (c) the amount of sale/leaseback transactions, (d) the use of proceeds from the sale of collateral, and (e) the ability of AK Holding and AK Steel to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of AK Holding’s and AK Steel’s assets to another entity. The Secured Notes Indenture also contains customary events of default. AK Steel may redeem the Secured Notes at a price equal to 104.375% of par until December 1, 2016, 102.188% thereafter until December 1, 2017, and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption. The Secured Notes Indenture also provides that upon a change of control, as defined in the Secured Notes Indenture, AK Steel is required to make an offer to purchase such notes at a price equal to 101% of the principal amount of the notes on the date of purchase, plus accrued and unpaid interest.

Senior Unsecured Notes

Exchangeable Notes

AK Steel has outstanding $150.0 million aggregate principal amount of 5.00% Exchangeable Senior Notes due November 2019 (the “Exchangeable Notes”). AK Steel may not redeem the Exchangeable Notes prior to their maturity date. The indenture governing the Exchangeable Notes (the “Exchangeable Notes Indenture”) provides noteholders with an exchange right at their option before August 15, 2019, if the closing price of our common stock is greater than or equal to $7.02 per share (130% of the exchange price of the Exchangeable Notes) for at least 20 trading days during the last 30 consecutive trading days of a calendar quarter.

After August 15, 2019, holders may exchange their Exchangeable Notes at any time. Upon exchange, AK Steel will be obligated to (i) pay an amount in cash equal to the aggregate principal amount of the Exchangeable Notes to be exchanged and (ii) pay cash, deliver shares of our common stock or a combination thereof, at AK Steel’s election, for the remainder, if any, of the exchange obligation in excess of the aggregate principal amount of the Exchangeable Notes being exchanged. Holders may exchange their Exchangeable Notes into shares of our common stock at their option at an initial exchange rate of 185.1852 shares of our common stock per $1,000 principal amount of Exchangeable Notes. The initial exchange rate is equivalent to a conversion price of approximately $5.40 per share of common stock, which equates to 27.8 million shares to be used to determine the aggregate equity consideration to be delivered upon exchange, subject to adjustment for certain dilutive effects from potential future events. Holders may exchange their Exchangeable Notes prior to August 15, 2019 only under certain circumstances.

The Exchangeable Notes Indenture does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. If we undergo a fundamental change, as defined in the Exchangeable Notes Indenture (which, for example, would include various transactions pursuant to which the we would undergo a change of control), holders may require AK Steel to repurchase the Exchangeable Notes, in whole or in part, for cash at a price equal to par plus any accrued and unpaid interest. In addition, in the event we undergo a “make-whole fundamental change,” as defined in the Exchangeable Notes Indenture, prior to the maturity date, in addition to requiring AK Steel to repurchase the Exchangeable Notes in whole or in part for cash at a price equal to par plus any accrued and unpaid interest, the exchange rate will be increased in certain circumstances for a holder who elects to exchange its notes in connection with such event.

Based on the initial exchange rate, the Exchangeable Notes are exchangeable into a maximum of 37.5 million shares of our common stock. However, such maximum amount of shares would be exchanged only if, as a result of the occurrence of a “make-whole fundamental change” described above, AK Steel elects to satisfy the higher exchange rate by delivering to the holders shares of our common stock in consideration therefor.

Other Senior Unsecured Notes

AK Steel has outstanding $529.8 million aggregate principal amount of 7.625% Senior Notes due May 2020 (the “2020 Notes”). AK Steel may redeem the 2020 Notes at a price equal to 103.813% of par until May 15, 2016, 102.542% thereafter until May 15, 2017, 101.271% thereafter until May 15, 2018, and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption.

AK Steel has outstanding $406.2 million aggregate principal amount of 7.625% Senior Notes due October 2021 (the “2021 Notes”).Before October 1, 2017, AK Steel may redeem the 2021 Notes at a price equal to par plus a make-whole premium and all accrued and unpaid interest to the date of redemption. After that date, the 2021 Notes are redeemable at 103.813% until October 1, 2018, 101.906% thereafter until October 1, 2019, and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption.

AK Steel has outstanding $290.2 million aggregate principal amount of 8.375% Senior Notes due April 2022 (the “2022 Notes”). Prior to April 1, 2017, AK Steel may redeem the 2022 Notes at a price equal to par plus a make-whole premium and all accrued and unpaid interest to the date of redemption. Subsequent to that date, they are redeemable at 104.188% until April 1, 2018, 102.792% thereafter until April 1, 2019, 101.396% thereafter until April 1, 2020, and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption.

The Exchangeable Notes, the 2020 Notes, the 2021 Notes, the 2022 Notes and the unsecured IRBs discussed below (collectively, the “Senior Unsecured Notes”) are equal in right of payment. AK Holding and the Subsidiary Guarantors (other than with respect to the Exchangeable Notes) fully and unconditionally, jointly and severally, guarantee the payment of interest, principal and premium, if any, on the Senior Unsecured Notes. The indentures governing the 2020 Notes, the 2021 Notes, the 2022 Notes and the IRBs include covenants with customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of liens by AK Steel and AK Holding’s other subsidiaries, (c) the amount of sale/leaseback transactions and (d) the ability of AK Holding and AK Steel to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of AK Holding’s and AK Steel’s assets to another entity. The indentures governing the 2020 Notes, the 2021 Notes and the 2022 Notes provide that upon a change of control repurchase event, as defined in such indentures, and subject to certain conditions, AK Steel is required to make an offer to purchase such notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. The indentures governing the Senior Unsecured Notes also contain customary events of default. The Senior Unsecured Notes rank junior in priority to the Secured Notes to the extent of the value of the assets securing the Secured Notes.

Revenue Bonds

Taxable Tax Increment Revenue Bonds

In 1997, in conjunction with construction of our Rockport Works facility, the Spencer County (IN) Redevelopment District (the “District”) issued $23.0 million in taxable tax increment revenue bonds. Proceeds from the bond issue were used for the acquisition of land and site improvements at the facility. The source of the District’s scheduled principal and interest payments through maturity in 2017 is a designated portion of our real and personal property tax payments. AK Steel is obligated to pay any deficiency in the event its annual tax payments are insufficient to enable the District to make principal and interest payments when due. In 2015, AK Steel made deficiency payments totaling $1.3 million. At December 31, 2015, the remaining semiannual payments of principal and interest due through the year 2017 total $10.4 million. AK Steel includes potential payments due in the coming year under this agreement in its annual property tax accrual.

Tax-Exempt Industrial Revenue Bonds

AK Steel has outstanding $73.3 million aggregate principal amount of fixed-rate tax-exempt industrial revenue bonds (the “IRBs”) consisting of: (i) $36.0 million aggregate principal amount of 6.75% tax-exempt IRBs due June 1, 2024, issued by the Ohio Air Quality Development Authority (the “OAQDA”); (ii) $30.0 million aggregate principal amount of 7.0% tax-exempt IRBs due June 1, 2028, issued by the City of Rockport, Indiana (the “City of Rockport”); and (iii) $7.3 million aggregate principal amount of 6.25% tax-exempt IRBs due June 1, 2020, issued by the Butler County Industrial Development Authority in Butler County, Pennsylvania (the “BCIDA”, and collectively with the OAQDA and the City of Rockport, the “Tax-Exempt Issuers”). The weighted-average fixed interest rate of the IRBs is 6.8%. The IRBs are unsecured senior debt obligations of AK Steel that are equal in ranking with the Senior Unsecured Notes.

The IRBs were issued by the Tax-Exempt Issuers, who loaned the net proceeds of the respective issuances to us pursuant to the terms of loan agreements between us and each of the Tax-Exempt Issuers (the “Loan Agreements”). The Loan Agreements include covenants with customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of liens, (c) the amount of sale/leaseback transactions and (d) the ability of AK Holding and AK Steel to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of AK Holding’s and AK Steel’s assets to another entity. The Loan Agreements also contain customary events of default. In addition, the IRBs are subject to special mandatory redemption, at any time, at 100% of the principal amount plus accrued interest thereon, in the event that a final determination is made that interest payments on the IRBs are not excludable from holders’ gross income for federal income tax purposes. We and the Subsidiary Guarantors guarantee AK Steel’s obligations in connection with the IRBs.

In addition, AK Steel has outstanding $26.0 million aggregate principal amount of variable-rate taxable industrial revenue bonds that are backed by letters of credit.

MATERIAL U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following is a discussion of the material U.S. federal income and estate tax consequences to non-U.S. holders of the ownership and disposition of our common stock acquired in this offering, but does not purport to provide a complete analysis of all potential U.S. federal income tax and estate tax considerations relating thereto.

A “non-U.S. holder” is a beneficial owner of our common stock that is, for U.S. federal income tax purposes:

•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;

•	a foreign corporation; or

•	a foreign estate or trust;

but does not include an individual who is present in the United States for 183 days or more in the taxable year of disposition of our common stock. If you are such an individual, you should consult your tax advisor regarding the U.S. federal income tax consequences of the sale or other disposition of our common stock.

If you are a partnership for U.S. federal income tax purposes, the U.S. federal income tax treatment of your partners will generally depend on the status of the partners and your activities.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, changes to any of which subsequent to the date hereof may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective purchasers should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of our common stock, including the consequences under the laws of any state, local or foreign jurisdiction.

Distributions on Common Stock

We do not expect to make any distributions on our common stock in the foreseeable future. If we do make distributions of cash or other property, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital that is applied against and reduces, but not below zero, your adjusted tax basis in shares of our common stock. Any remaining excess will be treated as gain realized on the sale or other disposition of our common stock. See “—Dispositions of Common Stock.”

Dividends paid to you on our common stock will generally be subject to U.S. federal withholding tax at a 30% rate or a reduced rate specified by an applicable tax treaty. In order to obtain a reduced rate of withholding, you will be required to provide a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E (or other applicable form) claiming a reduction of or an exemption from withholding tax under an applicable tax treaty.

The withholding tax does not apply to dividends paid to you if you provide a properly executed IRS Form W-8ECI, certifying that the dividends are effectively connected with your conduct of a trade or business within the United States. Instead, the effectively connected dividends will be generally subject to regular U.S. income tax as if you were a United States person, subject to an applicable tax treaty providing otherwise. In addition, in certain circumstances, if you are a foreign corporation you may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

Dispositions of Common Stock

Subject to the discussion below concerning backup withholding and FATCA, gain realized by you on a sale, exchange or other disposition of our common stock generally will not be subject to U.S. federal income or withholding tax, unless:

•	the gain is effectively connected with your conduct of a trade or business within the United States, in which case the gain will be subject to U.S. federal income tax generally in the same manner as effectively connected dividend income as described above, subject to an applicable treaty providing otherwise; or

•	we are or have been a “U.S. real property holding corporation” (“USRPHC”) at any time within the five-year period preceding the disposition or your holding period, whichever period is shorter, and either (i) our common stock has ceased to be regularly traded on an established securities market prior to the beginning of the calendar year in which the sale or other disposition occurs or (ii) you own, or have owned, at any time during the five-year period preceding the disposition or your holding period, whichever is shorter, actually or constructively, more than 5% of our common stock.

We believe that we are not, and we do not anticipate becoming, a USRPHC.

Backup Withholding and Information Reporting

Any dividends that are paid to you must be reported annually to the IRS and to you. Copies of the information returns reporting such dividend payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty or other intergovernmental agreement.

Unless you comply with certification procedures to establish that you are not a United States person as defined under the Code, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of our common stock and you may be subject to backup withholding on payments on our common stock or on the proceeds from a sale or other disposition of our common stock. Provision of any properly completed IRS Form W-8 appropriate to your circumstances will generally satisfy the certification requirements necessary to avoid backup withholding.

The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of dividends on our common stock, and, beginning in 2019, on sales or other disposition proceeds from our common stock paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies which is typically evidenced by delivery of a properly executed IRS Form W-8BEN-E. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. You should consult your tax advisor regarding the effects of FATCA on your investment in our common stock.

U.S. Federal Estate Tax

The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S.-situs property and therefore will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise.

UNDERWRITING (CONFLICTS OF INTEREST)

Under the terms and subject to the conditions contained in an underwriting agreement dated April     , 2016, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and Goldman, Sachs & Co. are acting as representatives, the following respective numbers of shares of common stock:

Underwriter	Number of Shares
Credit Suisse Securities (USA) LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
BTIG, LLC
Fifth Third Securities, Inc. .
ING Financial Markets LLC .
PNC Capital Markets LLC
Regions Securities LLC.

Total	52,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have agreed to indemnify the several underwriters and certain of their controlling persons against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 7,800,000 additional shares at the initial public offering price less the underwriting discounts and commissions.

The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a selling concession of $         per share. The underwriters and selling group members may allow a discount of $         per share on sales to other broker/dealers. After the initial public offering the underwriters may change the public offering price and selling concession and discount to broker/dealers.

The following table summarizes the compensation and estimated expenses we will pay:

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions paid by us . . . . . . . . . . .	$	$	$	$
Expenses payable by us . . . . . . . . . . .	$	$	$	$

We estimate that our out-of-pocket expenses for this offering will be approximately $            .

We have agreed that we will not (i) offer, pledge, sell, contract to sell, grant any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge or disposition or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any shares of our common stock or any such other securities, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, without the prior written consent of the representatives for a period beginning on the date of this prospectus supplement and ending 90 days after the date of this prospectus supplement, other than (w) the shares of our common stock to be sold in this offering, (x) any underlying shares of securities to be exchanged pursuant to AK Steel Corporation’s 5.00% Exchangeable Senior Notes due November 2019 upon the election of a holder of such notes pursuant to their terms, (y) shares of our common stock, options to purchase shares of our common stock, restricted stock or restricted stock units granted pursuant to our existing management incentive plans, or (z) shares of our common stock issued upon the exercise of options or vesting of restricted stock or restricted stock units pursuant to our existing management incentive plans.

Our directors and executive officers have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, with limited exceptions, during the period beginning on the date of this prospectus supplement and ending 90 days after the date of this prospectus supplement, may not, without the prior written consent of the representatives (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock or such other securities which may be deemed to be beneficially owned by such directors or executive officers in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant), or publicly disclose the intention to make any offer, sale, pledge or disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock or such other securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or such other securities, in cash or otherwise, or (3) make any demand for or exercise any right with respect to the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock, in each case other than (A) transfers of shares of our common stock as a bona fide gift or gifts, (B) transfers to any immediate family, trust for the direct or indirect benefit of such directors and executive officers or the immediate family of such directors and executive officers or any of their successors upon death, or any partnerships or limited liability company, the partners or members of which consist of such directors and executive officers and/or immediate family members of such directors and executive officers, and in each case such transfer does not involve a disposition for value (for purposes of this lock-up agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin), (C) distributions of shares of our common stock to members, limited or general partners, stockholders or affiliates of such directors and executive officers, (D) transfers of shares of our common stock to any beneficiary of such directors and executive officers pursuant to a will, other testamentary document or applicable laws of descent, (E) transfers to such directors and executive officers’ affiliates or to any investment fund or other entity controlled or managed by such directors and executive officers, (F) transactions relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering, and (G) the transfer of any shares of our common stock upon the exercise of options to purchase shares of our common stock or the vesting, delivery or settlement of restricted shares, restricted stock units or other awards to provide for any withholding taxes on the exercise, vesting, delivery or settlement thereof or to pay the exercise price thereof; provided that in the case of any transfer or distribution pursuant to clauses (A) through (E), each donee or distributee shall execute and deliver to the representatives a lock-up letter in the form of this paragraph; and provided, further, that in the case of any transfer or distribution pursuant to clauses (A) through (G), no filing by any party (donor, donee, transferor or transferee) under the Exchange Act or other public announcement shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above). In addition, the restrictions set forth above shall not apply to the establishment of a trading plan by such directors and executive officers pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our common stock, provided that such plan does not provide for the transfer of shares of our common stock during the 90-day period referred to above and no filing under the Exchange Act, or other public announcement (other than a filing on a Form 5 made after the expiration of the 90-day period referred to above), shall be required or shall be made voluntarily in connection with the establishment of such plan until after the expiration of the 90-day period referred to above.

The shares are listed on the New York Stock Exchange under the symbol “AKS.”

In connection with the offering the underwriters may engage in stabilizing transactions, syndicate covering transactions, and penalty bids in accordance with Regulation M under the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Options to purchase additional shares of common stock relate to sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares sold by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares of common stock. In a naked short position, the number of shares involved is greater than the number of shares in the option. The underwriters may close out any covered short position by either exercising their option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. If the underwriters sell more shares than could be covered by their option, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the New York Stock Exchange or otherwise and, if commenced, may be discontinued at any time.

A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

Conflicts of Interest

As described in “Use of Proceeds,” we will use the net proceeds of this offering to repay outstanding borrowings under the Credit Facility.

An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as agent under the Credit Facility and each of the underwriters or their affiliates are lenders under the Credit Facility and will receive a portion of the proceeds from this offering as a result of such repayment. Because Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Wells Fargo Securities, LLC and Deutsche Bank Securities Inc. or their affiliates are lenders under the Credit Facility who will each receive 5% or more of the net proceeds of the offering, each such underwriter is deemed to have a “conflict of interest” under FINRA Rule 5121. Accordingly, this offering will be conducted in accordance with FINRA Rule 5121. No underwriter with a “conflict of interest” under FINRA Rule 5121 will confirm sales to any discretionary accounts without receiving specific written approval from the account holder.

In addition, the underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Canadian Residents

Resale Restrictions

The distribution of shares of our common stock in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the common stock in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.

Representations of Canadian Purchasers

By purchasing shares of our common stock in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the common stock without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106—Prospectus Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103—Registration Requirements, Exemptions and Ongoing Registrant Obligations,

•	where required by law, the purchaser is purchasing as principal and not as agent, and

•	the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest

Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105—Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.

Statutory Rights of Action

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the offering memorandum (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of our common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares of our common stock in their particular circumstances and about the eligibility of the shares of our common stock for investment by the purchaser under relevant Canadian legislation.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any shares which are the subject of the offering contemplated by this Prospectus (the “Shares”) may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any Shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of Shares shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase any Shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

Each of the underwriters agrees as follows:

(a)	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (FSMA) received by it in connection with the issue or sale of the shares in circumstances in which Section 21 of the FSMA does not apply to us; and

it has complied with, and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Switzerland

This document is not intended to constitute an offer or solicitation to purchase or invest in the shares described herein. The shares may not be publicly offered, sold or advertised, directly or indirectly, in, into or from Switzerland and will not be listed on the SIX Swiss Exchange or on any other exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange or any other regulated trading facility in Switzerland, and neither this document nor any other offering or marketing material relating to the shares may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, nor the Company nor the shares have been or will be filed with or approved by any Swiss regulatory authority. The shares are not subject to the supervision by any Swiss regulatory authority, e.g., the Swiss Financial Markets Supervisory Authority (FINMA), and investors in the shares will not benefit from protection or supervision by such authority.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus supplement relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (“DFSA”). This prospectus supplement is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for the prospectus supplement. The shares to which this prospectus supplement relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus supplement you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of Non-CIS Securities may not be circulated or distributed, nor may the Non-CIS Securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the Non-CIS Securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the Non-CIS Securities pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or

(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York will pass upon the validity of the securities on our behalf. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

Ernst & Young LLP, an independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of our internal controls over financial reporting as of December 31, 2015, as set forth in their reports, which are incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Exchange Act and, in accordance with these requirements, we file reports and other information relating to our business, financial condition and other matters with the SEC. We are required to disclose in such reports certain information, as of particular dates, concerning our operating results and financial condition, officers and directors, principal holders of shares, any material interests of such persons in transactions with us and other matters. Our filed reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of such site is: www.sec.gov. Reports, proxy statements and other information concerning our business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

Our Internet website is www.aksteel.com. We make available free of charge on our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after such materials are electronically filed or furnished to the SEC. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to that information. We hereby “incorporate by reference” the documents listed below. The information that we file later with the SEC will automatically update and in some cases supersede the information in this prospectus and the documents listed below.

•	Our Annual Report on Form 10-K for the year ended December 31, 2015;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2016;

•	our Current Reports on Form 8-K filed on March 22, 2016 and April 8, 2016; and

•

any future filings made by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering; provided that this prospectus will not incorporate any information that we may furnish to the SEC under Item 2.02 or Item 7.01 unless specifically provided in such Form 8-K.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069, Telephone No. (513) 425-5000.

PROSPECTUS

AK STEEL CORPORATION

DEBT SECURITIES

AK STEEL HOLDING CORPORATION

COMMON STOCK

PREFERRED STOCK

GUARANTEES

WARRANTS

SHARE PURCHASE CONTRACTS

UNITS

AK TUBE LLC

GUARANTEES

AK STEEL PROPERTIES, INC.

GUARANTEES

AK Steel Corporation (“AK Steel”) may from time to time offer to sell its debt securities, which may be fully and unconditionally guaranteed by any of AK Steel Holding Corporation (“AK Holding”), the parent of AK Steel, AK Tube LLC (“AK Tube”) and a 100% -owned subsidiary of AK Steel, AK Steel Properties, Inc. (“AK Properties” and together with AK Tube, the “Additional Guarantors”). Such debt securities may be convertible or exchangeable for or exercisable into shares of common stock or preferred stock of AK Holding.

AK Holding may from time to time offer to sell shares of its common stock or preferred stock, or warrants, share purchase contracts or units. AK Holding’s common stock is listed on the New York Stock Exchange and trades under the ticker symbol “AKS.”

AK Steel, AK Holding, AK Tube and AK Properties may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. AK Steel, AK Holding, AK Tube and AK Properties will provide the specific plan of distribution for any securities to be offered in supplements to this prospectus. AK Steel, AK Holding, AK Tube and AK Properties will provide specific terms of any securities to be offered in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

The principal executive offices of AK Steel, AK Holding, AK Tube and AK Properties are located at 9227 Centre Pointe Drive, West Chester, Ohio, 45069, and their telephone number at that address is (513) 425-5000.

Investing in the securities involves risks. See “Risk Factors” on page 2 of this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus or any applicable prospectus supplement to read about factors you should consider before investing in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement that contains a description of those securities.

The date of this prospectus is April 15, 2016

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “Securities Act”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the securities described in this prospectus. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits and documents incorporated by reference. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus, any prospectus supplement and any free writing prospectus, including in each case any information incorporated by reference herein or therein, together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information” below. Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus and any earlier prospectus supplement.

We have not authorized anyone else to provide you with other information. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement, any free writing prospectus or any document incorporated herein by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise stated, or the context otherwise requires, references in this prospectus to “we,” “us” and “our” are to AK Holding and its consolidated subsidiaries, including AK Steel, AK Tube and AK Properties.

WHERE YOU CAN FIND MORE INFORMATION

AK Holding is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and, in accordance with these requirements, AK Holding files reports and other information relating to its business, financial condition and other matters with the SEC. AK Holding is required to disclose in such reports certain information, as of particular dates, concerning its operating results and financial condition, officers and directors, principal holders of shares, any material interests of such persons in transactions with us and other matters. AK Holding’s filed reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of such site is: www.sec.gov. Reports, proxy statements and other information concerning AK Holding’s business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

Our Internet website is www.aksteel.com. We make available free of charge on our website AK Holding’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to that information. We hereby “incorporate by reference” the documents listed below. The information that we file later with the SEC will automatically update and in some cases supersede the information in this prospectus and the documents listed below.

•	AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2015, including portions of AK Holding’s Definitive Proxy Statement on Schedule 14A filed on April 11, 2016, incorporated by reference therein;

•	AK Holding’s Current Reports on Form 8-K filed on March 22, 2016 and April 8, 2016; and

•	future filings made by AK Holding and AK Steel with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus; provided that this prospectus will not incorporate any information that we may furnish to the SEC under Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K unless specifically provided in such Form 8-K.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069, Telephone No. (513) 425-5000.

BUSINESS

We operate eight steelmaking and finishing plants, two coke plants and two tube manufacturing plants across six states—Indiana, Kentucky, Michigan, Ohio, Pennsylvania and West Virginia. These operations produce flat-rolled carbon, specialty stainless and electrical steels that we sell in sheet and strip form, and carbon and stainless steel that we finish into welded steel tubing. We also produce metallurgical coal through our AK Coal Resources, Inc. (“AK Coal”) subsidiary. In addition, we operate trading companies in Mexico and Europe that buy and sell steel and steel products and other materials.

In 2014, we acquired Severstal Dearborn, LLC. The assets acquired include the integrated steelmaking assets located in Dearborn, Michigan, the Mountain State Carbon, LLC cokemaking facility located in Follansbee, West Virginia, and interests in joint ventures that process flat-rolled steel products.

The registered and principal executive offices of AK Holding and AK Steel are located at 9227 Centre Pointe Drive, West Chester, Ohio 45069, and their telephone number at that address is (513) 425-5000. For administrative convenience, each of the Additional Guarantors utilizes the offices of AK Holding and AK Steel as their principal executive offices.

RISK FACTORS

Investing in our securities involves risks. Before deciding to purchase any of our securities, you should carefully consider the discussion of risks and uncertainties included in any prospectus supplement or free writing prospectus and under “Item 1A—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2015, which is incorporated by reference in this prospectus, and under similar headings in AK Holding’s subsequently filed quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the other risks and uncertainties described in any other documents incorporated by reference in this prospectus or in any applicable prospectus supplement or free writing prospectus. See the section entitled “Where You Can

Find More Information” in this prospectus. The risks and uncertainties discussed in the documents incorporated by reference in this prospectus are those we currently believe may materially affect us. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may materially and adversely affect our business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and the documents that are incorporated by reference herein that are based on our management’s beliefs and assumptions and on information available to our management at the time such statements were made. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “should” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in our forward-looking statements. You should not rely on any forward-looking statements. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	reduced selling prices, shipments and profits associated with a highly competitive and cyclical industry;

•	increased global steel production and imports;

•	changes in the cost of raw materials and energy;

•	our significant amount of debt and other obligations;

•	severe financial hardship or bankruptcy of one or more of our major customers or key suppliers;

•	reduced demand in key product markets due to competition from aluminum or other alternatives to steel;

•	excess inventory of raw materials;

•	supply chain disruptions or poor quality of raw materials;

•	production disruption or reduced production levels;

•	our healthcare obligations;

•	our pension obligations;

•	not reaching new labor agreements on a timely basis;

•	major litigation, arbitrations, environmental issues and other contingencies;

•	regulatory compliance and changes;

•	climate change and greenhouse gas emission limitations;

•	conditions in the financial, credit, capital and banking markets;

•	our use of derivative contracts to hedge commodity pricing volatility;

•	potential permanent idling of facilities;

•	inability to fully realize benefits of margin enhancement initiatives; and

•	information technology security threats and cybercrime.

The risk factors discussed under “Risk Factors” in this prospectus, any prospectus supplement, any free writing prospectus and under “Item 1A.—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2015 and under similar headings in AK Holding’s subsequently filed quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference into this prospectus, in any applicable prospectus supplement or any applicable free writing prospectus, could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. We expressly disclaim any obligation to update our forward-looking statements other than as required by law.

USE OF PROCEEDS

Unless otherwise stated in the prospectus supplement accompanying this prospectus or any applicable free writing prospectus, we will use the net proceeds from the sale of any common stock, preferred stock, debt securities, warrants, share purchase contracts or units that may be offered hereby for general corporate purposes. Such general corporate purposes may include, but are not limited to, reducing or refinancing our indebtedness or the indebtedness of our subsidiaries, financing possible acquisitions and redeeming outstanding securities. The prospectus supplement relating to an offering will contain a more detailed description of the use of proceeds of any specific offering of securities.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES

The table below sets forth the consolidated ratio of earnings to fixed charges and of earnings to combined fixed charges of AK Holding and its subsidiaries on a consolidated basis for each of the periods indicated.

	Year ended December 31,
	2015	2014	2013	2012	2011
Ratio of earnings to fixed charges(a)	NM	NM	NM	NM	NM
Ratio of earnings to combined fixed charges(b)	NM	NM	NM	NM	NM

(a)	For the years ended December 31, 2015, 2014, 2013, 2012 and 2011, earnings were less than fixed charges by $420.3, $74.1, $39.9, $252.1 and $243.6, respectively.
(b)	For the years ended December 31, 2015, 2014, 2013, 2012 and 2011, earnings were less than combined fixed charges by $420.3, $74.1, $39.9, $252.1 and $243.6, respectively.

For purposes of calculating each of the consolidated ratios above, earnings have been based on income before income taxes and fixed charges (exclusive of interest capitalized). Fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense.

DESCRIPTION OF SECURITIES

We will set forth in the applicable prospectus supplement a description of the common stock, preferred stock, debt securities, warrants, share purchase contracts, units and/or guarantees that may be offered under this prospectus.

PLAN OF DISTRIBUTION

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide the specific plan of distribution for any securities to be offered in supplements to this prospectus.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon by Weil, Gotshal & Manges LLP.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of our internal control over financial reporting as of December 31, 2015, as set forth in their reports, which are incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

52,000,000 Shares

PROSPECTUS SUPPLEMENT

Credit Suisse

Citigroup

Goldman, Sachs & Co.

BofA Merrill Lynch

Deutsche Bank Securities

J.P. Morgan

Wells Fargo Securities

Co-Managers

BTIG

Fifth Third Securities

ING

PNC Capital Markets LLC

Regions Securities LLC

                , 2016